SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE TO
(Rule 13e-4)

____________________

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

____________________

ECI Telecom Ltd.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

____________________

Certain Rights to Acquire Options to Purchase Ordinary Shares, NIS 0.12 Nominal (Par) Value
(Title of Class of Securities)

____________________

268258100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

____________________

Martin Ossad
ECI Telecom Ltd.
30 Hasivim Street
Petah Tikva 49133, Israel
(+972) 3-926-6555
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Ernest S. Wechsler, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$4,425,516.00	$473.53

*
Calculated solely for purposes of determining the filing fee. This amount assumes that rights to acquire options to purchase 565,200 ordinary shares of ECI Telecom Ltd., having an aggregate value of $4,425,516.00 based on the average of the reported bid and asked prices of the underlying ordinary shares on the Nasdaq National Market on September 22, 2006, will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 (b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million dollars of the value of the transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing party: Not applicable.

Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated September 26, 2006 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	The information set forth in the Offer to Exchange under “The Offer — Section 9. Information Concerning ECI” is incorporated herein by reference.

(b)
This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange (i) ordinary shares, NIS0.12 nominal (par) value per ordinary share, of the Company to be granted as “restricted stock” under the terms of the 2005 Sub-Plan (United States) under the Company’s Employee Restricted Share Incentive Plan 2005 (the “restricted stock plan”) for (ii) all outstanding rights to be issued options (the “option rights”) to purchase ordinary shares of ECI Telecom Ltd. under its 2002 Employee Share Incentive Plan which are held by current non-management employees of ECI Telecom DND, Inc., upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal attached hereto as Exhibit (a)(2) (the “Letter of Transmittal” and, together with the Offer to Exchange, as they may be amended or supplemented from time to time, the “Offer”).

There are currently outstanding option rights relating to 565,200 of our ordinary shares. The number of shares of restricted stock to be issued will be equal to .45 multiplied by the total number of ordinary shares subject to the surrendered option rights. The information set forth in the Offer to Exchange on the introductory pages and under “Summary Term Sheet,” “The Offer — Section 1. Expiration Date” and “— Section 8. Source and Amount of Consideration; Terms of Restricted Stock; Accounting Treatment” is incorporated herein by reference.

(c)	The information set forth in the Offer to Exchange under “The Offer — Section 7. Price Range of Ordinary Shares Underlying Options Subject to the Option Rights” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	The Company is the filing person. The information set forth under Item 2(a) above and in Appendix A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)
The information set forth in the Offer to Exchange on the introductory pages and under “Summary Term Sheet,” “The Offer — Section 1. Expiration Date,” “— Section 3. Procedures for Tendering Option Rights,” “— Section 4. Withdrawal Rights,” “— Section 5. Acceptance of Option Rights for Exchange and Granting of Restricted Stock,” “— Section 6. Conditions to the Offer,” “— Section 8. Source and Amount of Consideration; Terms of Restricted Stock; Accounting Treatment,” “— Section 11. Status of Option Rights Acquired by Us in the Offer,” “— Section 12. Legal Matters; Regulatory Approvals,” “— Section 13. Material U.S. Federal Income Tax Consequences” and “— Section 14. Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(b)
The information set forth in the Offer to Exchange under “The Offer — Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Option Rights” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e)
The information set forth in the Offer to Exchange under “The Offer — Section 2. Purpose of the Offer” and “— Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Option Rights” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	The information set forth in the Offer to Exchange under “The Offer — Section 2. Purpose of the Offer” is incorporated herein by reference.

(b)
The information set forth in the Offer to Exchange on the introductory pages and under “The Offer — Section 1. Expiration Date,” “— Section 5. Acceptance of Option Rights for Exchange and Granting of Restricted Stock” and “— Section 11. Status of Option Rights Acquired by Us in the Offer” is incorporated herein by reference.

(c)	The information set forth in the Offer to Exchange under “— Section 2. Purpose of the Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)
The information set forth in the Offer to Exchange under “The Offer — Section 8. Source and Amount of Consideration; Terms of Restricted Stock; Accounting Treatment” and “— Section 15. Fees” is incorporated herein by reference.

(b)	Not applicable.

(d)	Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)
The information set forth in the Offer to Exchange under “The Offer — Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Option Rights” is incorporated herein by reference.

(b)
The information set forth in the Offer to Exchange under “The Offer — Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Option Rights” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Not applicable.

Item 10.	Financial Statements.

(a)
The information set forth in the Offer to Exchange under “The Offer — Section 9. Information Concerning ECI” and “— Section 16. Additional Information,” and in the Company’s Report of Foreign Issuer on Form 6-K for the month of March, 2006, filed with the SEC on March 20, 2006; in Exhibit 4 its Report of Foreign Issuer on Form 6-K, containing its unaudited interim consolidated financial statements for the interim period ended March 31, 2006, filed with the SEC on May 11, 2006; and in its Report of Foreign Issuer on Form 6-K, containing its unaudited interim consolidated financial statements for the month of August, 2006, filed with the SEC on August 18, 2006, is incorporated herein by reference.

(b)	Not applicable.

Item 11.	Additional Information.

(a)
The information set forth in the Offer to Exchange under “The Offer — Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Option Rights” and “— Section 12. Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange is incorporated herein by reference.

Item 12.	Exhibits.

(a)	(1)(A)Offer to Exchange, dated September 26, 2006.

(1)(B) Form of Letter of Transmittal.

(1)(C) Form of Notice to Eligible Option Holders.

(1)(D) Form of Notice to Tendering Option Holders.

(1)(E)
Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 30, 2006, as amended by Amendment No. 1 to Form 20-F, filed with the Commission on May 25, 2006 (incorporated herein by reference).

(1)(F)
Report of Foreign Issuer on Form 6-K for the month of March, 2006, filed by the Company with the Commission on March 20, 2006, containing financial statements for our fiscal year ended December 31, 2005 (incorporated herein by reference).

(1)(G)	Report of Foreign Issuer on Form 6-K, containing the Company’s financial results for the interim period ended March 31, 2006, filed with the SEC on May 11, 2006 (incorporated herein by reference).

(1)(H)
Exhibit 4 to Report of Foreign Issuer on Form 6-K for the month of August, 2006, containing the Company’s unaudited interim consolidated financial statements for the interim period ended June 30, 2006, filed by the Company with the Commission on August 18, 2006 (incorporated herein by reference).

(1)(I)
Letter from the Company to employees of ECI Telecom DND, Inc., dated January 26, 2006 (incorporated by reference to Exhibit (a)(5)(i) to Written Communication on Schedule TO filed by the Company with the Commission on January 26, 2006).

(4)
ECI Telecom Ltd. 2005 Sub-Plan (United States) under the ECI Telecom Ltd. Employee Restricted Share Incentive Plan 2005 (incorporated by reference to Exhibit 99.4 to Registration Statement on Form S-8 (File No. 333-126722), filed by the Company with the Commission on July 20, 2005.

(b)	Not applicable.

(d)	(1)
ECI Telecom Ltd. Employee Restricted Share Incentive Plan 2005 (incorporated herein by reference to Exhibit 99.3 of the Registration Statement on Form S-8 (File No. 333-126722) filed by the Company with the Commission on July 20, 2005).

(2)
ECI Telecom Ltd. Employee Share Incentive Plan 2002 as last amended January 15, 2006 (incorporated herein by reference to Exhibit 4.(c)(1) to the Annual Report on Form 20-F for the fiscal year ended Decembert 31, 2005, filed  by the Company with the Commission on March 30, 2006).

(3)
ECI Telecom Ltd. 2002 Sub-Plan (United States) under the ECI Telecom Ltd. Employee Share Incentive Plan 2002 (incorporated herein by reference to Exhibit 99.1 of the Registration Statement on Form S-8 (File No. 333-103669) filed by the Company with the Commission on March 7, 2003).

(4)	Form of Restricted Stock Agreement.

(g) Not applicable.

(h) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                ECI TELECOM LTD.

                By: /s/ Martin Ossad
                Name: Martin Ossad
                Title:   Corporate Vice President and
                General Counsel

Date: September 26, 2006

Index to Exhibits

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange, dated September 26, 2006.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice to Eligible Option Holders.
(a)(1)(D)	Form of Notice to Tendering Option Holders.
(a)(1)(E)
Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 30, 2006, as amended by Amendment No. 1 to Form 20-F, filed with the Commission on May 25, 2006 (incorporated herein by reference).

(a)(1)(F)
Report of Foreign Issuer on Form 6-K for the month of March, 2006, filed by the Company with the Commission on March 20, 2006, containing financial statements for the Company’s fiscal year ended December 31, 2005 (incorporated herein by reference).

(a)(1)(G)
Report of Foreign Issuer on Form 6-K, containing the Company’s financial results for the interim period ended March 31, 2006, filed by the Company with the Commission on May 11, 2006 (incorporated herein by reference).

(a)(1)(H)
Exhibit 4 to Report of Foreign Issuer on Form 6-K for the month of August, 2006, containing the Company’s unaudited interim consolidated financial statements for the interim period ended June 30, 2006, filed by the Company with the Commission on August 18, 2006 (incorporated herein by reference).

(a)(1)(I)
Letter from the Company to employees of ECI Telecom DND, Inc., dated January 26, 2006 (incorporated by reference to Exhibit (a)(5)(i) to Written Communication on Schedule TO filed by the Company with the Commission on January 26, 2006).

(a)(4)
ECI Telecom Ltd. 2005 Sub-Plan (United States) under the ECI Telecom Ltd. Employee Restricted Share Incentive Plan 2005 (incorporated by reference to Exhibit 99.4 to Registration Statement on Form S-8 (File No. 333-126722), filed by the Company with the Commission on July 20, 2005).

(d)(1)
ECI Telecom Ltd. Employee Restricted Share Incentive Plan 2005 (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form S-8 (File No. 333-126722) filed by the Company with the Commission on July 20, 2005).

(d)(2)
ECI Telecom Ltd. Employee Share Incentive Plan 2002, as last amended January 15, 2006 (incorporated herein by reference to Exhibit 4.(c)(1) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed by the Company with the Commission on March 30, 2006).

(d)(3)
ECI Telecom Ltd. 2002 Sub-Plan (United States) under the ECI Telecom Ltd. Employee Share Incentive Plan 2002 (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (File No. 333-103669) filed by the Company with the Commission on March 7, 2003).

(d)(4)	Form of Restricted Stock Agreement.